DUPLICATE

Number: BC0346183

BRITISH COLUMBIA
The Best Place on Earth

CERTIFICATE
OF
CHANGE OF NAME

BUSINESS CORPORATIONS ACT

I Hereby Certify that YGC RESOURCES LTD. changed its name to YUKON-NEVADA GOLD CORP. on June 20, 2007 at 12:01 AM Pacific Time.

Issued under my hand at Victoria, British Columbia
On June 20, 2007

RON TOWNSHEND
Registrar of Companies
Province of British Columbia
Canada

BRITISH COLUMBIA
The Best Place on Earth

Ministry of Finance
BC Registry Services

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3
www.corporateonline.gov.bc.ca

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Notice of Articles

BUSINESS CORPORATIONS ACT

This Notice of Articles was issued by the Registrar on: June 20, 2007 12:01 AM Pacific Time

Incorporation Number: **BC0346183**

Recognition Date: Incorporated on May 30, 1988

NOTICE OF ARTICLES

Name of Company:
YUKON-NEVADA GOLD CORP.

REGISTERED OFFICE INFORMATION

Mailing Address:
1040 - 999 WEST HASTINGS STREET
VANCOUVER BC V6C 2W2
CANADA

Delivery Address:
1040 - 999 WEST HASTINGS STREET
VANCOUVER BC V6C 2W2
CANADA

RECORDS OFFICE INFORMATION

Mailing Address:
1040 - 999 WEST HASTINGS STREET
VANCOUVER BC V6C 2W2
CANADA

Delivery Address:
1040 - 999 WEST HASTINGS STREET
VANCOUVER BC V6C 2W2
CANADA

DIRECTOR INFORMATION

Last Name, First Name, Middle Name:
DICKSON, GRAHAM

Mailing Address:
4008 DEANE PL
N VANCOUVER BC V7G2P3

Delivery Address:
4008 DEANE PL
N VANCOUVER BC V7G2P3

Last Name, First Name, Middle Name:
Steenberg, Neil J.F.

Mailing Address:
201-347 BAY STREET
TORONTO ON M5H 2R7
CANADA

Delivery Address:
201-347 BAY STREET
TORONTO ON M5H 2R7
CANADA

Last Name, First Name, Middle Name:
Fox, John R.W.

Mailing Address:
302-304 WEST CORDOVA STREET
VANCOUVER BC V6B 1E8
CANADA

Delivery Address:
302-304 WEST CORDOVA STREET
VANCOUVER BC V6B 1E8
CANADA

Last Name, First Name, Middle Name:
Chafee, Robert E.

Mailing Address:
2 PHEASANT LANE
ETOBICOKE ON M9A 1T2
CANADA

Delivery Address:
2 PHEASANT LANE
ETOBICOKE ON M9A 1T2
CANADA

Last Name, First Name, Middle Name:
Patterson, E. Lynn

Mailing Address:
16128 MORGAN CREEK CRESCENT
SOUTH SURREY BC V3S 0J2
CANADA

Delivery Address:
16128 MORGAN CREEK CRESCENT
SOUTH SURREY BC V3S 0J2
CANADA

Last Name, First Name, Middle Name:
MacDonald, Robert John

Mailing Address:
6038 MARGUERITE STREET
VANCOUVER BC V6M 3L1
CANADA

Delivery Address:
6038 MARGUERITE STREET
VANCOUVER BC V6M 3L1
CANADA

Last Name, First Name, Middle Name:
HOLBEK, PETER

Mailing Address:
1276 WEST 21ST STREET
NORTH VANCOUVER BC V7P 2C9
CANADA

Delivery Address:
1276 WEST 21ST STREET
NORTH VANCOUVER BC V7P 2C9
CANADA

Last Name, First Name, Middle Name:
Harris, Iain J.

Mailing Address:
SUITE 2001
1177 WEST HASTINGS STREET
VANCOUVER BC V6E 2K3
CANADA

Delivery Address:
SUITE 2001
1177 WEST HASTINGS STREET
VANCOUVER BC V6E 2K3
CANADA

AUTHORIZED SHARE STRUCTURE

1.	No Maximum	Common Shares	Without Par Value Without Special Rights or Restrictions attached

BRITISH COLUMBIA
The Best Place on Earth

Ministry of Finance
BC Registry Services

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3
www.corporateonline.gov.bc.ca

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Notice of Alteration

FORM 11
BUSINESS CORPORATIONS ACT
Section 257

Filed Date and Time:	**June 19, 2007 12:22 PM Pacific Time**
Alteration Date and Time:	**Notice of Articles Altered on June 20, 2007 12:01 AM Pacific Time**

NOTICE OF ALTERATION

Incorporation Number:
BC0346183

Name of Company:
YGC RESOURCES LTD.

Name Reservation Number:
NR5570952

Name Reserved:
YUKON-NEVADA GOLD CORP.

ALTERATION EFFECTIVE DATE:

Specified Date and Time of Alteration: June 20, 2007 12:01 AM Pacific Time

CHANGE OF NAME OF COMPANY

From:
YGC RESOURCES LTD.

To:
YUKON-NEVADA GOLD CORP.